UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DESTINY MEDIA TECHNOLOGIES INC.
(Name of Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

25063G204
(CUSIP Number)

MARK A. GRABER
56 Oakwell Farms Parkway
San Antonio, TX 78218
Tel: (210) 240-4795
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ X ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25063G204

1.	Names of Reporting Person: MARK A. GRABER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF and WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	4,991,597 shares of common stock

8.	Shared Voting Power:	30,000 shares of common stock held by the Reporting Person’s spouse*

9.	Sole Dispositive Power:	4,991,597 shares of common stock

10.	Shared Dispositive Power:	30,000 shares of common stock held by the Reporting Person’s spouse*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,991,597 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

[X] Excludes 30,000 shares of common stock held by the Reporting Person’s spouse*

13.	Percent of Class Represented by Amount in Row (11): 8.9%

14.	Type of Reporting Person (See Instructions): IN

* The filing of this statement shall not be construed as an admission that the Reporting Person is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities held by the Reporting Person’s spouse.

CUSIP No. 25063G204

ITEM 1.            SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of Common Stock, par value $0.001 per share, of DESTINY MEDIA TECHNOLOGIES INC. (the “Issuer”). The principal executive office of the Issuer is located at 1110 – 885 West Georgia Street, Vancouver, BC V6C 3E8.

ITEM 2.            IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by Mark A. Graber (the “Reporting Person”).

(b)	The principal business address for the Reporting Person is 56 Oakwell Farms Parkway, San Antonio, TX 78218.

(c)	The Reporting Person’s principal occupation is as an investor at the business address identified under Item 2(b) of this information statement.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

ITEM 3.            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The securities listed as beneficially owned by the Reporting Person are held both directly by the Reporting Person and indirectly for certain partnerships for whom the Reporting Person acts as general partner. (See Item 5.) All securities directly held by the Reporting Person were acquired in private placement transactions with the Company using the Reporting Person’s own funds or in open market purchases using the Reporting Person’s own funds. All securities indirectly held by the Reporting Person as general partner for the partnerships were acquired in private placement transactions with the Company using the partnerships’ own funds.

On October 20, 2015, the Reporting Person’s beneficial ownership exceeded 5% of the Company’s common stock as a result of participating in the Company’s private placement offering of units (the “Units”) at a price of USD$0.25 per Unit, with each Unit consisting of one share of the Issuer’s common stock and one-half of one share purchase warrant; each whole warrant entitling the holder to purchase an addition share of the Issuer’s common stock at a price of USD$0.30 per share for a two-year period expiring October 20, 2017. The Reporting Person directly acquired 800,000 Units using the Reporting Person’s own funds. The Reporting Person indirectly acquired 800,000 Units as general partner of X-L Investments which Units were acquired by X-L Investments using the partnership’s own funds.

Open Market Share Purchases

Between October 24, 2011 and November 21, 2014, the Reporting Person acquired an aggregate of 2,591,597 shares of the Issuer’s common stock in open market purchases ranging in prices of $0.39 to $1.32 per share as follows:

(i)	2,448,097 shares of common stock purchased by the Reporting Person individually out of his own personal funds;

CUSIP No. 25063G204

(ii)

100,000 shares of common stock purchased by Four Star Investments, a Texas partnership over which the Reporting Person, as general partner, has sole voting and sole dispositive power, out of the partnership’s own working capital; and

(iii)

43,500 shares of common stock purchased by X-L Investments, a Texas partnership over which the Reporting Person, as general partner, has sole voting and sole dispositive power, out of the partnership’s own working capital.

ITEM 4.            PURPOSE OF TRANSACTION.

The securities beneficially owned by the Reporting Person were acquired for investment purposes.

The Reporting Person may, in the future, exercise the warrants held by him. In addition, the Reporting Person may, from time to time, acquire additional securities of the Issuer and retain or sell all or a portion of the Issuer’s securities held by the Reporting Person in open market transactions or in privately negotiated transactions.

As of the date hereof, and except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.            INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Person beneficially owned the following securities of the Issuer:

Name	Title of Security	Amount	Percentage of Shares of Common Stock*
Mark A. Graber	Common Stock	4,991,597(1)(2)	8.9%

CUSIP No. 25063G204

*

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Schedule 13D Statement. As of October 20, 2015, the Issuer had 55,013,874 shares of common stock, issued and outstanding.

(1)

The shares of the Issuer listed as beneficially owned by Mr. Graber include (i) 3,248,097 shares of the Issuer’s common stock directly held by him; (ii) warrants to purchase up to 400,000 shares of the Issuer’s common stock at a price of USD$0.30 per share, expiring October 20, 2017; (iii) 843,500 shares of the Issuer’s common stock beneficially owned by X-L Investments, a Texas partnership over which the Reporting Person has sole voting and sole dispositive power, (iv) warrants to purchase up to 400,000 shares of the Issuer’s common stock at a price of USD$0.30 per share, expiring October 20, 2017 beneficially owned by X-L Investments; and (iv) 100,000 shares of the Issuer’s common stock beneficially owned by Four Star Investments, a Texas partnership over which Mr. Graber has sole voting and sole dispositive power.

(2)

The above information does not include 30,000 shares of the Issuer’s common stock beneficially owned by Mr. Graber’s wife, to which Mr. Graber may be deemed to hold indirectly. The filing of this statement shall not be construed as an admission that the Reporting Person is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities held by the Reporting Person’s spouse.

(b)	Power to Vote and Dispose of the Issuer Shares:

Mr. Graber has sole voting and dispositive power with respect to the securities of the Issuer held in his name and with respect to the securities of the Issuer beneficially owned by X-L Investments and Four Star Investments.

(c)	Transactions Effected During the Past 60 Days:

Except for the October 20, 2015 acquisition of (i) 800,000 shares of common stock and 400,000 warrants by the Reporting Person in his own name; and (ii) 800,000 shares of common stock and 400,000 warrants by X-L Investments described above, the Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

No person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Shares other than the Reporting Person.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

CUSIP No. 25063G204

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 22, 2015	/s/ Mark A. Graber
MARK A. GRABER